

Solsten, Inc.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS





RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Solsten, Inc. Management

We have reviewed the accompanying consolidated financial statements of Solsten Inc. (the Company) which comprise the consolidated balance sheets as of December 31, 2024 & 2023 and the related consolidated statements of operations, consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided consolidated financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
November 19, 2025

SOLSTEN, INC.
CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	2,976,732	11,303,091
Accounts Receivable		708,385	278,254
Unbilled Revenue		900,787	469,179
Other Current Assets		194,896	334,671
Total Current Assets		4,780,800	12,385,195
Non-Current Assets:			
Fixed Assets, net	$	487,114	345,183
Intangible Assets, net		537,038	473,967
Right of Use Assets		172,134	-
Digital Assets - Cryptocurrency		29,704	29,704
Security Deposits		313,282	318,613
Total Non-Current Assets		1,539,272	1,167,467
TOTAL ASSETS	$	6,320,072	13,552,662
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	315,393	452,420
Unearned Revenue		1,162,838	837,359
Foreign Tax Liability		183,202	278,222
Other Current Liabilities		47,699	53,297
Short Term Lease Liability		71,906	-
Total Current Liabilities	$	1,781,038	1,621,298
Non-Current Liability:			
Long Term Lease Liability	$	116,713	-
Total Non-Current Liability	$	116,713	-
TOTAL LIABILITIES		1,897,751	1,621,298
EQUITY			
Common Stock	$	90	90
Preferred Stock		118	118
Treasury Stock		(20)	(20)
Additional Paid-in Capital		35,853,721	35,324,922
Accumulated Deficit		(31,357,686)	(23,364,991)
Cumulative Translation Adjustment		(73,902)	(28,755)
TOTAL EQUITY	$	4,422,321	11,931,364
TOTAL LIABILITIES AND EQUITY	$	6,320,072	13,552,662

See Accompanying Notes to these Unaudited Financial Statements

SOLSTEN, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Service Revenue	$	2,573,422	2,283,446
Cost of Services		1,447,865	1,656,290
Gross Profit	$	1,125,557	627,156
Operating Expenses			
General and Administrative	$	2,385,341	2,792,559
Salaries and Wages		3,096,359	4,231,044
Research and Development		1,619,438	3,450,027
Sales and Marketing		1,977,283	3,338,912
Amortization Expense		25,889	13,909
Depreciation Expense		84,364	51,875
Total Operating Expenses		9,188,674	13,878,326
Total Loss from Operations	$	(8,063,117)	(13,251,170)
Other Income (Expense)			
Interest Income	$	104,654	138,845
Interest Expense		(337)	(1,015)
Foreign Currency Gains (Loss)		(158,573)	216,945
Other Income		146,080	93,092
Other Expenses		(21,402)	(54,277)
Total Other Income (Expense)		70,422	393,590
Net Income (Loss)	$	(7,992,695)	(12,857,580)

See Accompanying Notes to these Unaudited Financial Statements

SOLSTEN, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock		Common Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Cumulative Translation Adjustment	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 1/1/23	8,955,000	90	11,175,171	112	(202,000)	(20)	30,576,458	(10,507,411)	(4,591)	20,064,638
Issuance of Common Stock	10,416	-	-	-	-	-	4,499	-	-	4,499
Issuance of Preferred Stock - Series Seed	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock - Series A	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock - Series B:	-	-	617,282	6	-	-	3,971,682	-	-	3,971,688
Stock-based Compensation	-	-	-	-	-	-	772,283	-	-	772,283
Net income (loss)	-	-	-	-	-	-	-	(12,857,580)	-	(12,857,580)
Cumulative Translation Adjustment	-	-	-	-	-	-	-	-	(24,164)	(24,164)
Ending balance at 12/31/23	8,965,416	90	11,792,453	118	(202,000)	(20)	35,324,922	(23,364,991)	(28,755)	11,931,364
Issuance of Common Stock	70,832	-	-	-	-	-	60,579	-	-	60,579
Issuance of Preferred Stock - Series Seed	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock - Series A	-	-	-	-	-	-	-	-	-	-
Issuance of Preferred Stock - Series B:	-	-	-	-	-	-	-	-	-	-
Stock-based Compensation	-	-	-	-	-	-	468,220	-	-	468,220
Net income (loss)	-	-	-	-	-	-	-	(7,992,695)	-	(7,992,695)
Cumulative Translation Adjustment	-	-	-	-	-	-	-	-	(45,147)	(45,147)
Ending balance at 12/31/24	9,036,248	90	11,792,453	118	(202,000)	(20)	35,853,721	(31,357,686)	(73,902)	4,422,321

See Accompanying Notes to these Unaudited Financial Statements

SOLSTEN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(7,992,695)	(12,857,580)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Amortization Expense		25,889	13,909
Depreciation Expense		84,364	51,875
Stock Based Compensation		468,220	772,283
Decrease (Increase) in:			
Accounts Receivable		(430,131)	5,948
Unbilled Revenue		(431,608)	(145,829)
Other Current Assets		139,775	(65,122)
Digital Assets - Cryptocurrency		-	296
Security Deposits		5,331	(238,939)
Increase (Decrease) in:			
Accounts Payable		(137,027)	22,252
Unearned Revenue		325,479	112,451
Foreign Tax Liability		(95,020)	278,222
Operating Lease Liability		16,485	-
Other Current Liabilities		(5,598)	(40,930)
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		(33,841)	766,416
Net Cash used in Operating Activities	$	(8,026,536)	(12,091,164)
INVESTING ACTIVITIES			
Net Acquisitions and Disposals of Fixed Assets	$	(226,296)	(295,484)
Net Acquisitions and Disposals of Intangible Assets		(88,960)	(150,152)
Net Cash used in Investing Activities	$	(315,256)	(445,636)
FINANCING ACTIVITIES			
Issuance of Preferred Stock		-	3,971,688
Issuance of Common Stock		60,580	4,499
Net Cash provided by Financing Activities	$	60,580	3,976,187
Cash at the beginning of period		11,303,091	19,887,868
Net Cash decrease for period	$	(8,281,212)	(8,560,613)
Effect of exchange rate changes on cash and cash equivalents		(45,147)	(24,164)
Cash at end of period	$	2,976,732	11,303,091

Supplemental Disclosures of Cash Flow Information:

	2024	2023
Cash paid during the year for:		
Interest	337	1,015
Income taxes	-	-

Supplemental Disclosures of NonCash Investing and Financing Activities
Approximately $206,000 of ROU assets were recognized through operating leases in 2024.

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Solsten, Inc. ("the Company") was incorporated in the State of Delaware on April 10, 2018, under the name 12traits, Inc., and subsequently rebranded to Solsten, Inc. on June 9, 2021. The Company's headquarters are located in Minnesota, USA.

The Company operates a Software-as-a-Service (SaaS) platform that leverages artificial intelligence (AI) and predictive analytics to provide psychological consumer insights to its customers. Its technology enables clients to understand, validate, and develop marketing strategies and products tailored to specific target audiences worldwide.

The Company's customers are located globally, with the largest concentration in North America and Europe, served primarily through its subsidiaries: Solsten S.à r.l. in Luxembourg and Solsten GmbH in Germany.

The Company intends to conduct a crowdfunding campaign under Regulation CF in 2026 to raise additional operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Credit Policies and Concentrations

The Company' s standard credit terms are 30 days. Credit risk is assessed individually for each customer, taking into account historical payment experience, current financial condition, prevailing industry trends, and, when available, external credit ratings. Management continuously reviews the creditworthiness of major customers.

As of December 31, 2024, accounts receivable from two customers, detailed in the accounts receivable section, each represented more than 10% of the total accounts receivable balance. The Company regularly monitors concentrations of credit risk as part of its overall risk assessment.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to optimize operations to achieve profitability by streamlining cost structures, prioritizing high-margin revenue streams, improving operational efficiency, and strengthening recurring revenue and cash flow predictability. However, there is no guarantee of success in these efforts. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The consolidated financial statements of the Company include its wholly owned subsidiaries, Solsten S.à r.l. in Luxembourg, formed on August 10, 2021, and Solsten GmbH in Germany, formed on February 2, 2022. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Consolidation – Foreign Operations

The consolidated financial statements of the Company include its wholly owned subsidiaries, Solsten S.à r.l., operating in Luxembourg, and Solsten GmbH in Germany. All significant intercompany transactions and balances are eliminated in consolidation.

Operations outside the United States are subject to risks inherent in operating under different legal systems and in various political and economic environments. Such risks include changes in existing tax laws, potential limitations on foreign investment and income repatriation, government-imposed price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2024 and 2023, the Company reported $324,167 and $463,483, respectively, in losses from foreign subsidiaries. Net assets of foreign operations were ($1,380,856) and ($1,122,075) as of December 31, 2024 and 2023, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are their respective local currencies. The consolidated financial statements of the Company's foreign subsidiaries are translated into U.S. dollars for consolidation purposes. All balance sheet accounts are translated using exchange rates in effect at the balance sheet date, while income statement amounts are translated using the average exchange rate for the year. Accumulated net translation adjustments are reported separately in other comprehensive losses within the consolidated financial statements. Foreign currency translation adjustments resulted in losses of $45,147 and $24,164 in 2024 and 2023, respectively. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in currencies other than the functional currency totaled approximately ($158,573) and $216,945 in 2024 and 2023, respectively, and are included in other expenses in the accompanying consolidated statements of operations.

Use of Estimates and Assumptions

In preparing these unaudited consolidated financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

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Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company held cash and cash equivalents totaling $2,976,732 and $11,303,091 as of December 31, 2024 and 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

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The Company generally extends credit on a 30-day basis to its customers. Combined accounts receivable balances are as follows:

Description	2024	2023
Trade Accounts Receivable	708,385	278,254
Less: Allowance for Doubtful Accounts	-	-
Totals	**708,385**	**278,254**

As of December 31, 2024 and 2023, the Company's accounts receivable were concentrated among a few major customers. The customer concentrations were as follows:

Customer	2024	2023
Dodreams LtdPanimokatu 2A	-	16%
Geewa a.s.	-	16%
Harmony Games Inc.	-	11%
Roboto Games, Inc.	-	11%
Electronic Arts Inc.	26%	-
Tilting Point Media LLC	15%	-

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. Changes in the allowance during the year were as follows:

Description	2024	2023
Balance at Beginning of Year	-	-
Provision Charged to Expense	289,600	162,500
Write-Offs	(289,600)	(162,500)
Balance at End of Year	-	-
Totals	**-**	**-**

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Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expense recorded during 2024 and 2023 was $84,364 and $51,875, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is shown below.

Property Type	Useful Life in Years	2023	2022
Computer and Equipment	5	518,150	323,274
Leasehold Improvements	7	66,811	89,452
Less Accumulated Depreciation		(97,847)	(67,543)
Totals		**487,114**	**345,183**

Intangible Assets

The Company applies ASC 350, Intangibles-Goodwill and Other, to account for its patents, trademarks, and domains/websites, including recognition at cost, amortization for finite-lived assets, and impairment testing for both finite- and indefinite-lived intangibles.

Domain names and website intangible rights are recorded at cost, including purchase and transfer fees, while related marketing or content costs are expensed as incurred. Domains/websites assessed as indefinite-lived are not amortized and are subject to impairment testing at least annually; finite-lived balances are amortized over their estimated useful lives and reviewed for impairment upon the occurrence of indicators.

Trademark costs are recorded at cost and include external registration and legal expenses; internal development and marketing/promotional costs are expensed as incurred. Trademarks with finite lives are amortized over their estimated useful lives, while indefinite-lived trademarks are not amortized and are tested for impairment at least annually or more frequently if indicators arise.

Patent costs are recorded at cost and include external registration, documentation, and legal fees associated with the application; internal development costs are not capitalized. Patents are amortized on a straight-line

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basis over their estimated useful lives and are reviewed for impairment when indicators arise, with any loss measured as the excess of carrying amount over fair value and recognized in continuing operations.

Amortization expenses recorded for the Company's intangible assets during 2024 and 2023 were $25,889 and $13,909, respectively.

A summary of the Company's intangible assets as of December 31 is shown below.

Property Type	Useful Life in Years	2024	2023
Domains/Websites	-	14,166	14,166
Trademark	5	47,637	42,746
Patents	5	521,591	437,747
Less Accumulated Depreciation		(46,355)	(20,692)
Totals		**537,039**	**473,967**

Digital Assets

The Company holds (a) crypto-assets and (b) fiat-denominated balances maintained with digital-asset platforms or custodians.

Crypto-assets are classified as Other Assets or Intangible Assets under ASC 350, and the Company presents them separately as Digital Assets. These assets are measured at cost, less any impairment, with losses recognized when fair value declines below carrying value and is not recoverable. Changes in fair value during 2023 and 2024 were negligible. Under current U.S. GAAP crypto-assets are not considered cash, cash equivalents, or financial instruments.

Fiat balances held at digital-asset platforms do not meet the definition of cash or cash equivalents under ASC 230 and ASC 305, as they are not demand deposits or short-term, highly liquid investments. These balances are also presented as Digital Assets.

As of December 31, 2024 and 2023, the Company held $29,064 in digital assets – crypto and $640 in digital assets – fiat.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

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The Company generates revenues by providing access to its proprietary AI-driven platform and related technology solutions to customers under subscription-based and usage-based contracts. Payments are generally received either upfront or on a monthly basis under 30-day billing terms.

The Company's primary performance obligation is to provide continuous access and usage rights to its platform and related services over the contract term. Revenue is recognized over time, as the services are provided, in a manner that reflects the transfer of control to the customer.

The Company recorded deferred revenue of $1,162,838 and $837,359 as of December 31, 2024 and 2023, respectively, representing amounts invoiced in advance of performance and recognized as revenue over the related service periods.

Unbilled revenue amounted to $900,787 and $469,179 as of December 31, 2024 and 2023, respectively. These represent revenue earned from satisfied performance obligations that had not yet been invoiced as of year-end and are expected to be billed and collected within the subsequent fiscal period.

Sales and Marketing Expense

Sales and marketing expenses associated with marketing the Company's products and services are expensed as costs are incurred.

Research and Development

The Company invests in research and development initiatives focused on advancing psychological AI technologies, predictive analytics, and audience modeling. R&D expenditures are primarily related to algorithm development, platform enhancements, and maintenance of high-fidelity psychometric datasets. Costs are expensed as incurred, and no significant R&D-related assets are capitalized on the balance sheet.

General and Administrative

General and administrative expenses consist primarily of costs related to the overall operations and management of the business. These include professional services such as legal, accounting, finance, consulting, and recruitment; insurance; rent and lease expenses; office and operations software; utilities; repairs and maintenance; and other corporate overhead costs.

Equity Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Stock Compensation." The fair value of stock options and other equity awards granted to employees is measured at the grant date and recognized as compensation expense over the vesting period, typically on a straight-line basis. For non-employee awards, the Company adopted ASU 2018-07, which permits measurement of options at their intrinsic value, defined as the excess of the fair value of the underlying stock, as determined by independent third-party 409A valuations, over the exercise price of the option.

For all stock-based awards, the Company determines the fair value of the underlying common stock using independent third-party 409A valuations, due to the absence of an active public market for its stock. Option

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grant fair value is based on the reasonable FMV determined as of the grant date (using the 409A assessment) and recognized as compensation expense over the requisite service period.

For equity awards granted to non-employees, compensation cost is measured based on the fair value of the equity instrument as of the date when the counterparty's performance is complete or the service commitment is otherwise achieved, and is credited to additional paid-in capital.

Total stock-based compensation expense recognized and credited to additional paid-in capital was $468,220 and $772,283 for the years ended December 31, 2024 and 2023, respectively.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2023	691,750	1.81	1.07
Granted	1,270,250	2.11	1.08
Exercised	10,416	2.12	1.07
Expired/cancelled	851,626	2.27	0.92
Total options outstanding, December 31, 2023	1,099,958	2.27	0.92
Granted	920,042	2.11	0.47
Exercised	81,248	2.12	0.41
Expired/cancelled	1,237,252	2.27	0.40
Total options outstanding, December 31, 2024	$ 701,500	$ 2.27	$ 0.40
Options exercisable, December 31, 2024	$ 701,500	$ 2.27	$ 0.40

The following summarizes the Company's stock option vesting activity for the periods ended December 31, 2023 and 2024:

Options vested, January 1, 2023	203,949
Vested During the year	242,095
Options vested, December 31, 2023	446,044
Vested During the year	234,110
Options vested, December 31, 2024	680,154

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

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Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	**2023**
Net Operating Loss Carryforwards	4,919,275	2,462,278
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	(22,435)	(55,682)
Other Temporary Differences	1,642,893	1,468,681
Gross Deferred Tax Asset	**6,539,733**	**3,875,276**
Less: Valuation Allowance	(6,539,733)	(3,875,276)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024 and December 31, 2023, the Company had federal net operating loss (NOL) carryforwards of approximately $16,485,506 and $8,251,602, respectively. Federal NOLs arising after December 31, 2017, generally do not expire but their utilization is limited to 80% of taxable income in a given year. The Company also has California state NOLs, which expire 20 years from the year generated. Utilization of both federal and state NOLs may be further limited under Section 382 of the Internal Revenue Code in the event of an ownership change.

Components of Income Tax Expense (Benefit)

The table below summarizes the components of the Company's income tax benefit for the years ended December 31, 2024 and 2023.

Component	**2024**	**2023**
Current tax expense	-	-
Deferred tax expense (benefit)	6,539,733	3,875,276
Valuation Allowance	(6,539,733)	(3,875,276)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

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Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

| | 2024 | | 2023 | |
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(653,297)	21%	(1,712,337)	21%
State taxes, net of federal benefit	(275,007)	9%	(720,812)	9%
Permanent differences	191,234	-6%	652,595	-8%
Change in Valuation Allowance	-	0%	-	0%
Other	-	0%	-	0%
Total Income Tax Expense (benefit)	**(737,070)**	**24%**	**(1,780,554)**	**22%**

Explanation of Significant Reconciling Items:
The Company's effective income tax benefit differs from the U.S. federal statutory rate of 21% primarily due to state taxes, net of federal benefit, and permanent differences, which arise from non-deductible expenses and other items that are not taxable or deductible for federal or state purposes. No change in the valuation allowance or other reconciling items were recorded during the periods presented.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

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The Company has an existing operating lease for office space, commencing June 1, 2024, with an initial monthly rent of $6,023, which increases annually to $6,581, and terminates on August 31, 2027. As of December 31, 2024, the lease-related right-of-use (ROU) asset and lease liability are recognized in accordance with ASC 842. Details of the ROU asset, lease liability, and other pertinent lease information are summarized below:

	2024
Amortization of ROU assets	34,786
Operating lease expense	40,577
Other Information	
Operating cash outflows from operating leases	24,092
ROU assets obtained in exchange for new operating lease liabilities	-
Weighted-average remaining lease term in years for operating leases	3
Weighted-average discount rate for operating leases	8%

Maturity Analysis		Operating
	2025-12	73,540
	2026-12	75,746
	2027-12	51,693
	Thereafter	-
Total undiscounted cash flows		200,978
Less: present value discount		(12,359)
Total lease liabilities		188,619

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2024 and 2023, the Company had no current or long-term loans, notes payable, or similar obligations, outside of the normal course of operations.

NOTE 6 – EQUITY

Upon incorporation as 12traits Inc. in 2018, the Company's Articles of Incorporation authorized the issuance of 12,000,000 shares of Common Stock with a par value of $0.00001 per share. In January 2023, after a name change to Solsten Inc. in 2021, the Articles of Incorporation were amended to increase the authorized Common Stock and to provide for the issuance of Preferred Stock.

The Company is now authorized to issue up to 25,000,000 shares of Common Stock and a total of 12,502,245 shares of Preferred Stock, all with a par value of $0.00001 per share, as follows: 3,314,876 shares of Series Seed Preferred Stock; 4,587,369 shares of Series A Preferred Stock and 4,600,000 shares of Series B Preferred Stock.

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The Company's Bylaws have not been amended since incorporation and provide for the following with respect to Common Stock:

Voting Rights: Each holder of Common Stock is entitled to one vote per share held.

Dividend Rights: Dividends on Common Stock, if any, are declared at the discretion of the Board of Directors and are payable out of funds legally available for distribution. No dividends have been declared as of the reporting date.

Other Rights: Holders of Common Stock do not have preemptive, subscription, or redemption rights.

The Bylaws and Articles do not specify the rights, preferences, or privileges (including voting and dividend) of any class of Preferred Stock. Such rights, if any, are to be determined by the Board of Directors upon issuance.

The following table summarizes the Company's issued and outstanding common and preferred stock as of December 31, 2024 and 2023:

Equity	2024	2023
Common Stock		
Total Issued Common Stock	9,036,248	8,965,416
Less: Treasury Stock	(202,000)	(202,000)
Total Issued & Outstanding Common Stock	8,834,248	8,763,416
Preferred Stock		
Series Seed (PS)	3,314,876	3,314,876
Series A (PA)	4,587,369	4,587,369
Series B (PB)	3,890,208	3,890,208
Total Issued Preferred Stock	11,792,453	11,792,453
Total Issued & Outstanding Preferred Stock	11,792,453	11,792,453

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 19, 2025, the date these consolidated financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through November 19, 2025, and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

On June 27, 2025, the Company entered into a Revenue Loan and Security Agreement with an external lender providing for a revenue-based loan of up to $2,400,000. The facility includes an initial advance of $1,400,000 and two additional tranches of $500,000 each, available through June 30, 2026, subject to performance criteria.

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Interest accrues on outstanding amounts, and monthly payments increase over time based on the amounts drawn. The loan is secured by a continuing security interest in substantially all of the Company's assets.